U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

The Registrant will be relying on the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (COVID-19) outbreak (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Registrant closed its corporate offices and halted its production operations after the Chinese New Year holiday until late February 2020. After that, it requested that all employees either work remotely or work at premises in shifts for limited periods of time. It only fully resumed operations since March 23, 2020. Restrictions on access to the Registrant’s facilities have resulted in delays by the Registrant in the preparation of its financial statements. This has hampered the ability of the Registrant to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.  The Registrant expects, in reliance on the Order, to file the Annual Report with the SEC no later than June 14, 2020.

The COVID-19 outbreak has had a significant adverse impact on the Registrant’s operations and financial results during the first quarter of 2020. While the impact of COVID-19 outbreak on the Registrant’s performance for the year remains to be seen, the Registrant expects it to have a material impact on its operations and financial results for fiscal 2020.

The Registrant is supplementing its risk factors previously disclosed in its Annual Report on Form 20-F for the year ended December 31, 2018 with the following risk factors:

The coronavirus disease 2019 (COVID-19) has had a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the remaining months of the 2020 fiscal year.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, logistics service providers or distributors as a result of the impact from the COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as raw material scarcity, pandemics, government shutdowns, disruptions in logistics, supplier capacity constraints, adverse weather conditions, natural disasters, fire, terrorism or other events. In December 2019, COVID-19 emerged in Wuhan, China. In compliance with the government mandates, the Company temporarily closed and its production operations were halted after the Chinese New Year holiday until late February 2020. After that, it requested that all employees either work remotely or work at premises in shifts for limited periods of time. It only fully resumed operations since March 23, 2020. The COVID-19 outbreak has had a significant adverse impact on our business and operations during the first quarter of 2020. While the spread of the disease has gradually been under control in China, COVID-19 could adversely affect our business and financial results for the remaining months of the year 2020.

Chinese economic downturn or growth slowdown may harm our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The situation has impacted many industries and economic segments in China, such as restaurants, the hospitality industry, auto industry, and discretionary consumer spending. Our business operations in China mainly rely on consumer cash availability and spending, consumer demand for our products and consumer confidence, which are impacted by an economic downturn. The recent rapid spread of COVID-19, or fear of such an event, can have a material adverse effect on the demand for our products and therefore have a material adverse effect on our business and results of operations. Office closings, travel restrictions and required quarantines implemented in China has caused significant slowdown of China’s economic growth and could further adversely affect China’s economy resulting in an economic downturn. If China’s economy continues to slow down or go into recession, our financial and operation results could be materially and adversely affected as a result of slower consumer spending on our products or below par performance of the consumer discretionary goods industries.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, the impact of COVID-19, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Wangfeng Yan
Name: Wangfeng Yan Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: April 22, 2020